Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Acquires Exploration Properties in Nebraska

Littleton, Colorado (Marketwire – January 18, 2011) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) announces the expansion of its US uranium exploration activities into western Nebraska.  Ur-Energy has leased approximately 55 square miles (142 sq. km) for initial exploration which will test new concepts in a geologic environment that is favorable for the discovery of uranium deposits.

Over the past three years, a team of Ur-Energy senior geologists has conducted a detailed study mapping the subsurface geology and host formations. The study area covers eleven counties in western Nebraska and is based on data obtained primarily from the records of several thousand oil and gas well logs. The objective of the study was to identify potential uranium bearing paleo-channels in sandstone formations; these may contain deposits similar in nature to Cameco Resources’ (TSX: COO) Crow Butte deposit in Dawes County, Nebraska.  The Ur-Energy land position was chosen in areas with similar geologic characteristics to the Crow Butte deposit. The Crow Butte deposit is presently being mined by in-situ recovery (ISR) methods and is reported to have contained approximately 25 million pounds at a grade of 0.25% U3O8.

Bill Boberg, CEO & President stated “I am proud of our exploration geologists and land staff for developing this new frontiers’ exploration program. High quality and innovative exploration programs are one of several key directions being pursued for the growth of the company. I would also like to thank Ur-Energy’s Board of Directors for their continued support of our long term growth plans.”

About Ur-Energy
Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations	Bill Boberg, President and CEO
303-269-7707	303-269-7755
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the exploration potential of the prospect, including the timing, completion and results of exploration programs; the potential of the sandstone formations to contain uranium deposits similar in nature to the Cameco Crow Butte deposit) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.